SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________ to _______________

Commission file number 333-115792

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Osage Federal Savings and Loan Association Employees' Savings & Profit Sharing Plan and Trust

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Osage Federal Financial, Inc.
239 East Main Street
Pawhuska, Oklahoma 74056

REQUIRED INFORMATION

Financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached at Exhibit 1 as 2003 Summary Annual Report.

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Osage Federal Savings and Loan Association Employees=
Savings & Profit Sharing Plan and Trust

Date: 8/16, 2004

By: Mark S White

Mark S. White
Plan Administrator

EXHIBIT 1

2003 Summary Annual Report

V14 - OSAGE F S & L A

Run Date:

FINANCIAL INSTITUTIONS THRIFT PLAN

SUMMARY REPORT

FROM 01/01/2003 THRU 12/31/2003

		LOAN	S&P 500 STOCK F	STABLE VALUE FD	S&P MIDCAP STOC	MONEY MARKET FU	GOVERNMENT BOND	INTERNATIONAL	INCOME PLUS	GROWTH & INCOME	GROWTH
BEGINNING CUMULATIVE BALANCE											
~V14BD1	$	$40,997.26	$397,398.10	$73,658.93	$360,718.35	$3,351.33	$9,217.17	$8,835.84	$89.59	$3,438.65	$2,376.71
~V14BU1	UNITS		14973.0384	7206.8600	12925.9620	464.4783	881.5875	1176.5268	7.2774	306.1143	242.2664
	UVAL		26.5395	10.2218	27.9065	7.2174	10.4552	7.5101	12.3111	11.2332	9.8144
CURRENT PERIOD TRANSACTIONS											
Contributions											
-Employee			$24,832.20	$24,684.04	$19,878.36	$519.61	$5,076.11	$4,557.49	$43.46	$341.53	$474.91
			935.2276	2353.0839	648.8625	71.6449	479.8226	560.0568	3.3801	28.5175	44.2637
-Employer			$33,138.40	$9,142.07	$24,680.70	$1,056.72	$4,235.87	$3,863.59	$84.43	$577.89	$359.97
			1247.4220	897.7185	882.2720	146.0463	404.3877	506.9637	6.7789	50.8980	36.2065
-Rollover			$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
			0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
-Asset Transfer		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
			0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
Asset Transfer Out		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
			0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
Withdrawals-Regular			-$24,897.34	-$265.01	-$25,708.60	-$152.34	-$1,411.57	-$1,367.36	$0.00	-$1,491.57	$0.00
			-935.9337	-25.5965	-937.3751	-21.0231	-134.0646	-175.8117	0.0000	-127.5605	0.0000
Withdrawals-Compl			$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
			0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
Loan Defaults		$0.00									
Loan Advances		$21,346.00	-$6,726.29	-$6,076.76	-$7,650.45	-$17.46	-$280.95	-$282.35	-$90.39	-$91.78	-$92.63
			-254.4943	-584.6132	-277.9239	-2.4172	-27.1657	-38.0656	-6.8015	-7.2209	-7.9467

V14 - OSAGE F S & L A

Run Date:

FINANCIAL INSTITUTIONS THRIFT PLAN

SUMMARY REPORT

FROM 01/01/2003 THRU 12/31/2003

S&P 500/GROWTH S&P 500/VALUE S RUSSELL 2000 S7 NASDAQ 100 FUND SOBA

												TOTAL
BEGINNING CUMULATIVE BALANCE												
~V14BD2	$	$7,869.92	$1,896.76	$7,411.82	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$876,264.27
~V14BD2	UNITS	1474.4836	246.7592	899.2285	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	
	UVAL	5.3377	7.6867	8.2425	7.7778	1.0000	0.0000	0.0000	0.0000	0.0000	0.0000	
CURRENT PERIOD TRANSACTIONS												
Contributions												
-Employee		$1,283.38	$43.17	$1,737.26	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$85,471.52
		223.7680	5.6801	179.1447	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	
-Employer		$1,829.46	$356.86	$1,812.81	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$81,130.37
		343.5413	48.4203	208.6514	0.0000	0.0000	0.0000	0.0000	0.000C	0.0000	0.0000	
-Rollover		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
		0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	
-Asset Transfer		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
		0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	
Asset Transfer Out		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
		0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	
Withdrawals-Regular		-$151.84	-$219.56	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	-$55,665.29
		-29.6462	-30.5357	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	
Withdrawals-Compl		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
		0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	
Loan Advances		-$0.88	-$36.06	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	-$21,346.00
		-0.1639	-4.6578	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	

V14 - OSAGE F S & L A
Run Date:

FINANCIAL INSTITUTIONS THRIFT PLAN
SUMMARY REPORT
FROM 01/01/2003 THRU 12/31/2003

		LOAN	S&P 500 STOCK F	STABLE VALUE FU	S&P MIDCAP STOC	MONEY MARKET FU	GOVERNMENT BOND	INTERNATIONAL	INCOME PLUS	GROWTH & INCOME	GROWTH
Loan Repayment-Princ.		-$36,448.76	$16,424.11	$1,900.32	$17,029.26	$0.00	$906.02	$8.18	$2.73	$2.74	$2.78
			559.2251	181.7236	546.5800	0.0000	85.6939	0.8148	0.2001	0.2064	0.2185
Loan Repayment-Int.			$1,236.42	$237.66	$1,360.43	$0.00	$195.38	$2.29	$0.76	$0.78	$0.74
			42.9490	22.5963	44.4354	0.0000	18.4781	0.2282	0.0557	0.0588	0.0599
Loan Admin Fee			-$311.44	-$248.24	-$454.79	-$0.90	-$70.78	-$13.97	-$4.31	-$4.43	-$4.58
			-11.2988	-23.8185	-15.6149	-0.1246	-6.3578	-1.5373	-0.3243	-0.3485	-0.3929
Fund Transfer In/Out			-$8,837.38	$5,444.54	$9,577.53	-$24.08	$2,951.71	-$2,254.86	$0.00	$0.00	$0.00
			-349.8253	553.5989	240.5130	-3.3129	271.8375	-238.7761	0.0000	0.0000	0.0000
Forfeitures-NonCash			-$608.44	$1,415.13	-$751.26	-$22.30	-$33.13	$0.00	$0.00	$0.00	$0.00
			-22.7883	136.5102	-26.0774	-3.0772	-2.9509	0.0000	0.0000	0.0000	0.0000
Forfeitures-Cash			$0.00	-$3,923.67	$0.00	-$643.32	$0.00	$0.00	$0.00	$0.00	$0.00
			0.0000	-382.4537	0.0000	-89.8537	0.0000	0.0000	0.0000	0.0000	0.0000
Miscellaneous			$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
			0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
TOTAL TRANSACTIONS CURRENT PERIOD											
~V14TD1	$	-$15,102.76	$36,242.24	$32,318.48	$37,961.18	$716.01	$11,568.67	$4,513.01	$36.60	-$664.84	$741.11
~V14TU1	UNITS		1210.4833	3105.5495	1104.8724	98.6825	1089.6736	620.8730	3.2898	-55.4492	72.4090
ENDING CUMULATIVE BALANCE											
~V14ED1	$	$33,894.50	$549,672.97	$109,970.60	$528,820.75	$4,101.39	$20,868.16	$18,504.40	$145.28	$3,370.74	$3,960.25
~V14EU1	UNITS		16184.3217	10315.6095	14030.8344	563.1608	1971.2611	1787.3990	10.5664	250.6651	314.6754
	UVAL		33.9633	10.6606	37.6899	7.2828	10.5862	10.2951	13.7495	13.4472	12.5852

1 of 1 Plans

V14 - OSAGE F S & L A
Run Date:

FINANCIAL INSTITUTIONS THRIFT PLAN
SUMMARY REPORT
FROM 01/01/2003 THRU 12/31/2003

		S&P 500/GROWTH	S&P 500/VALUE	S RUSSELL 2000	ST NASDAQ 100 FUND SDBA							TOTAL
Loan Repayment-Princ.		$0.00	$8.45	$164.25	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$36,448.76
		0.0000	1.1074	14.2493	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	
Loan Repayment-Int.		$0.00	$2.05	$27.09	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$3,063.60
		0.0000	0.2684	2.3756	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	
Loan Admin Fee		-$1.84	-$4.72	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	-$1,320.00
		-0.3427	-0.6097	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	
											Old Loan Fee:	$40.09
Fund Transfer In/Out		-$3,424.36	-$1,990.10	-$1,443.09	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
		-600.4000	-266.3294	-185.1272	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	
Forfeitures-NonCash		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
		0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	
Forfeitures-Cash		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	-$4,566.99
		0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	
Miscellaneous		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
		0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	
TOTAL TRANSACTIONS CURRENT PERIOD												
~V14TD2	$	-$466.08	-$1,839.91	$2,297.52	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$123,416.87
~V14TU2	UNITS	-63.1323	-246.6564	219.2938	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	
ENDING CUMULATIVE BALANCE												
~V14BD2	$	$9,405.91	$1.03	$13,457.10	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$1,262,278.66
~V14BU2	UNITS	1411.0713	0.1028	1118.5143	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	
	UVAL	6.6658	10.0423	12.0313	11.5334	1.0000	0.0000	0.0000	0.0000	0.0000	0.0000	

1 of 1 Plans

EXHIBIT 99.1

Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 99.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Osage Federal Savings and Loan Association Employees' Savings & Profit Sharing Plan and Trust (the "Plan") on Form 11-K for the year ended December 31, 2003, as filed by Osage Federal Financial, Inc. (the ACompany@) with the Securities and Exchange Commission on the date hereof (the "Report"), we, Mark S. White, Plan Administrator and Sue Allen Smith, Vice President and Chief Financial Officer (Principal Accounting Officer), hereby certify, pursuant to 18 U.S.C. ' 1350, as adopted pursuant to ' 906 of the Sarbanes-Oxley Act of 2002, that:

1) This report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in this report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Mark S. White
Plan Administrator

Sue Allen Smith
Vice President and
Chief Financial Officer

Aug. 16, 2004

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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